Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use, in the Registration Statement on Form S-1, Amendment No. 4, of BOA Acquisition Corp. II, of our report dated March 3, 2026 except for Note 10 and its impact on the financial statements which is July 9, 2026, which includes an explanatory paragraph as to BOA Acquisition Corp. II’s ability to continue as a going concern, on our audit of the balance sheet of BOA Acquisition Corp. II as of December 31, 2025, and the related statements of operations, changes in shareholder’s deficit and cash flows for the period from July 24, 2025 (inception) through December 31, 2025. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Adeptus Partners, LLC

Ocean, New Jersey

July 9, 2026